UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 31, 2021

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On August 30, 2021, Yandex N.V. entered into a Framework Agreement (the “Framework Agreement”) with Uber Technologies, Inc., and its affiliates, pursuant to which, among other things, the parties have agreed to restructure their mobility joint ventures, MLU B.V. (“MLU”) and Yandex Self-Driving Group B.V. (“SDG”).

At an initial closing pursuant to the Framework Agreement (the “Initial Closing”), Yandex will acquire from Uber its entire 18.2% equity interest in SDG and an additional 4.5% equity interest in MLU.

In addition, the parties have agreed to spin-off by way of demerger from MLU the Yandex.Eats, Yandex.Lavka and Yandex.Delivery businesses (the “Demerger”). Immediately following the Demerger, Yandex will acquire all of Uber’s equity interest in such businesses (the “Demerger Shares Closing”).

The total consideration payable by Yandex to Uber in respect of the transferred equity interests under the Framework Agreement will be $1 billion in cash, of which (i) $800 million in cash will be paid at the Initial Closing as partial prepayment for the equity interests to be sold at the Demerger Shares Closing and payment for Uber’s equity interests in SDG and MLU, and (ii) $200 million in cash will be paid at the Demerger Shares Closing.

The parties anticipate that the Initial Closing will occur in the third quarter of 2021, and the Demerger Shares Closing will occur late in the fourth quarter of 2021.

In addition, Uber has granted to Yandex an option (the “Call Option”) to acquire Uber’s remaining 29% equity interest in the newly restructured MLU during the two-year period following the Initial Closing, at an initial exercise price of $1.811 billion. Such exercise price will increase in the event that the call option is exercised (i) on or after July 1, 2022 and prior to January 1, 2023, to $1.852 billion, plus interest at a rate of 4.5% per annum from August 1, 2022 through the date of the closing of the Call Option, and (ii) on or after January 1, 2023 and prior to second anniversary of the Initial Closing, $1.93 billion, plus interest at a rate of 6.5% per annum from February 1, 2023 through the date of the closing of the Call Option.

Uber has also agreed to extend, conditioned on the exercise by Yandex of the Call Option, the term of the current trademark license that provides MLU with the exclusive right to use the Uber brand in Russia and certain other countries until August 2030.

The boards of directors of both Uber and Yandex have approved the transactions. The Initial Closing is subject to customary closing conditions. The Demerger Shares Closing is subject to the completion of the Demerger and to other customary closing conditions. The transactions are not subject to the approval of the shareholders of either Uber or Yandex, however, the approval of Yandex’s Class A shareholders may be required for the purchase by Yandex of Uber’s remaining equity interest in MLU pursuant to the Call Option. The transactions are not subject to antitrust or other regulatory approvals.

The Framework Agreement contains warranties, indemnities and covenants customary for a transaction of this nature.

A press release announcing the signing of the Framework Agreement is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: August 31, 2021By: /s/ Svetlana Demyashkevich

Svetlana Demyashkevich

Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1

Press Release of Yandex N.V. dated August 31, 2021, announcing a Framework Agreement with Uber Technologies, Inc., and its affiliates in respect of the restructuring of the MLU B.V. and Yandex Self-Driving Group B.V. joint ventures.